COLUMBIA FUNDS SERIES TRUST I

290 Congress Street

Boston, MA 02210

April 11, 2024

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the Registrant) Columbia Real Estate Equity Fund	Post-Effective Amendment No. 410 (the Filing) File No. 2-99356 / 811-04367

Dear Mr. Cowan:

This letter supplements responses provided in the letter filed on February 12, 2024, in response to comments received from the staff of the Securities and Exchange Commission (the Staff) on January 22, 2024 for the Filing filed by and on behalf of the Registrant on behalf of its series, Columbia Real Estate Equity Fund (the Fund).

Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Summary of the Fund - Fees and Expenses of the Fund

Comment 1:	At least five business days prior to the effective date, please provide the completed Annual Fund Operating Expenses table in the correspondence filing responding to Staff comments.

Response:	See Exhibit A to this letter for the completed Annual Fund Operating Expenses and Expense Example tables for the Fund.

If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I

Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for sales charge discounts if you and members of your immediate family invest, or agree to invest in the future, at least $50,000 in certain classes of shares of eligible funds distributed by Columbia Management Investment Distributors, Inc. (the Distributor). More information is available about these and other sales charge discounts and waivers from your financial intermediary, and can be found in the Choosing a Share Class section beginning on page 23 of the Fund’s prospectus, in Appendix A to the prospectus beginning on page A-1 and in Appendix S to the Statement of Additional Information (SAI) under Sales Charge Waivers beginning on page S-1.

Shareholder Fees (fees paid directly from your investment)

	Class A		Classes Adv, Inst, Inst2, Inst3, and S
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75%		None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00	%(a)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class Adv	Class Inst	Class Inst2	Class Inst3	Class S
Management fees	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%
Distribution and/or service (12b-1) fees	0.25%	0.00%	0.00%	0.00%	0.00%	0.00%
Other expenses(b)	0.29%	0.29%	0.29%	0.19%	0.13%	0.29%
Total annual Fund operating expenses(c)	1.29%	1.04%	1.04%	0.94%	0.88%	1.04%
Less: Fee waivers and/or expense reimbursements(d)	(0.04%)	(0.04%)	(0.04%)	(0.03%)	(0.03%)	(0.04%)
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	1.25%	1.00%	1.00%	0.91%	0.85%	1.00%

(a)

This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months after purchase, as follows: 1.00% if redeemed within 12 months after purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.

(b)	Other expenses for Class S shares are based on estimated amounts for the Fund’s current fiscal year.
(c)

“Total annual Fund operating expenses” include acquired fund fees and expenses (expenses the Fund incurs indirectly through its investments in other investment companies) and may be higher than the ratio of expenses to average net assets shown in the Financial Highlights section of this prospectus because the ratio of expenses to average net assets does not include acquired fund fees and expenses.

(d)

Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and infrequent and/or unusual expenses) through April 30, 2025, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 1.25% for Class A, 1.00% for Class Adv, 1.00% for Class Inst, 0.91% for Class Inst2, 0.85% for Class Inst3 and 1.00% for Class S. Any difference in these annual rates relative to the annual rates noted in the last row of the above table (e.g., net expense ratios) are due to applicable exclusions under the agreement.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

Since the waivers and/or reimbursements shown in the Annual Fund Operating Expenses table above expire as indicated in the preceding table, they are only reflected in the 1 year example and the first year of the other examples. Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

	1 year	3 years	5 years	10 years
Class A (whether or not shares are redeemed)	$695	$957	$1,238	$2,039
Class Adv (whether or not shares are redeemed)	$102	$327	$570	$1,267
Class Inst (whether or not shares are redeemed)	$102	$327	$570	$1,267
Class Inst2 (whether or not shares are redeemed)	$93	$297	$517	$1,152
Class Inst3 (whether or not shares are redeemed)	$87	$278	$485	$1,082
Class S (whether or not shares are redeemed)	$102	$327	$570	$1,267